August 8, 2023

VIA EDGAR

Kimberly A. Browning, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Varagon Capital Corporation

Preliminary Proxy Statement on Schedule 14A filed on July 25, 2023

Dear Ms. Browning:

On behalf of Varagon Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on August 3, 2023 and follow-up comments provided by the Staff on August 7, 2023 with respect to the Company’s preliminary proxy statement on Schedule 14A, filed with the SEC on July 25, 2023 (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Preliminary Proxy Statement are referenced in the responses set forth below, such revisions have been included in the Company’s definitive proxy statement on Schedule 14A filed with the SEC on August 8, 2023 (the “Definitive Proxy Statement”).

1.
The Staff notes that there are portions of the Preliminary Proxy Statement that are incomplete. Please explain how the Company intends to address the incomplete items.

Response: The Company respectfully advises the Staff on a supplemental basis that all items that were incomplete in the Preliminary Proxy Statement have been completed and are included in the Definitive Proxy Statement.

2.
Please add page numbers to the Preliminary Proxy Statement.

Response: The Company has added page numbers in the Definitive Proxy Statement.

3.
In the second full paragraph of the Notice of Special Meeting of Shareholders, please disclose all of the methodologies by which a shareholder can revoke its proxy or supplementally confirm that the current disclosure describes all of the methodologies by which a shareholder can revoke its proxy.

Response: The Company respectfully advises the Staff on a supplemental basis that all of the methodologies by which a shareholder can revoke its proxy are disclosed in the Notice of Special Meeting of Shareholders.

4.
Under the heading entitled “Quorum Required,” please delete the references to “broker non-votes” and replace it with the following sentence: “If a beneficial owner does not provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares, and accordingly such shares will not count as present for quorum purposes or for purposes of Section 2(a)(42) of the 1940 Act.” Please also update any reference to “broker non-votes” elsewhere in Preliminary Proxy Statement accordingly.

Response: The Company has revised pages 1-2 of the Definitive Proxy Statement to reflect the Staff’s comment.

5.
On a supplemental basis, please confirm that the Company is not engaging a proxy solicitor.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company is not engaging a proxy solicitor.

6.
On a supplemental basis, please confirm that VCC Advisors, LLC, the Company’s investment adviser (the “Adviser”), will not seek reimbursement from the Company for expenses relating to the solicitation of proxies for the Company’s special meeting of shareholders (the “Meeting”) and confirm that the Adviser is paying such expenses out of its own legitimate profits.

Response: The Company respectfully advises the Staff on a supplemental basis that the Adviser will not seek reimbursement from the Company for expenses relating to the solicitation of proxies for the Meeting, and such expenses will be paid from the Adviser’s own legitimate profits.

7.
With respect to the information presented under the heading entitled “Securities Ownership of Certain Beneficial Owners and Management,” please explain how the Company was able to complete this information as of the record date, which is a date after the filing date of the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that, because the Company is a private business development company with a capital call structure for its private offering and the Company’s board of directors (the “Board”) had not declared any distributions at such time, the number of shares of common stock beneficially owned by the Company’s directors, executive officers and 5% holders was not expected to change. On that basis, in the interest of having as complete a filing as possible, the Company completed the tables in the Preliminary Proxy Statement. Notwithstanding the foregoing, the Company has identified that an internal transfer of limited partnership interests in Varagon Professionals Fund, L.P., a private fund organized for investments in the Company by employees of Varagon Capital Partners, L.P. (“Varagon”), by a Varagon employee to an executive officer of the Company prior to the record date, resulted in an increase in the number of shares of the Company’s common stock indirectly, beneficially owned by such executive officer. The Company has updated the disclosure in the table and the correct number of shares of common stock for each director, executive officer and 5% holder is reflected in the table on page 3 of the Definitive Proxy Statement as of the close of business of July 28, 2023, the record date.

8.
Under the heading entitled “Proposal 1: Approval of the New Advisory Agreement,” the Company refers to the Adviser as a subsidiary of Varagon and elsewhere the Company refers to Varagon as the parent entity of the Adviser. Please revise the disclosure to describe the relationship between Varagon and the Adviser in a consistent manner.

Response: The Company has revised pages 3, 5, 6 and 10 of the Definitive Proxy Statement to reflect the Staff’s comment.

9.
Please also state the name and addresses of all parents of the Adviser and show the basis of control of the Adviser and each parent by its immediate parent as required by Item 22(c)(3) of Schedule 14A.

Response: The Company has revised pages 3, 5, 6 and 10 of the Definitive Proxy Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that Varagon is the direct parent company and managing member of the Adviser. There is no intervening entity between the Adviser and Varagon.

10.
On a supplemental basis, please confirm that no disclosure is required by Item 6(e) of Schedule 14A.

Response: The Company respectfully advises the Staff on a supplemental basis that no disclosure is required by Item 6(e) of Schedule 14A.

11.
Under the heading entitled “Background,” please enhance the disclosure relating to the transaction to briefly describe the nature and purpose of the Transaction (as defined below).

Response: The Company has revised page 5 of the Definitive Proxy Statement to reflect the Staff’s comment.

12.
Please describe briefly and state the approximate amount of, any material interest, direct or indirect, of any director of the Company in any material transactions since the beginning of the most recently completed fiscal, or in any material proposed transactions, to which the investment adviser of the Company, any parent or subsidiary of the investment adviser (other than another fund), or any subsidiary of the parent of such entities was or is to be a party, as required by Item 22(c)(6) of Schedule 14A. If this is not applicable, please advise the Staff on a supplemental basis.

Response: The Company respectfully advises the Staff on a supplemental basis that no disclosure is required pursuant to Item 22(c)(6) of Schedule 14A.

13.
The Staff refers to the following disclosure: “Varagon, directly and indirectly, beneficially owns [ ]% of the Company’s issued and outstanding shares of common stock as of the Record Date.” Please advise if there is any change in the amount beneficially owned as a result of the transaction described in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that the amount of shares of the Company’s common stock beneficially owned by Varagon, directly and indirectly, will not change as a result of the transaction contemplated by the Agreement and Plan of Merger, dated July 5, 2023, by and between Varagon and affiliates of Man Group plc (the “Transaction”). Please note that the Definitive Proxy Statement includes the percentage of shares owned.

14.
Please briefly describe the nature of the rollover agreements and, to the extent disclosure required by Item 22(c)(6) of Schedule 14A is implicated, please revise the disclosure to reflect the disclosure required by Item 22(c)(6).

Response: The Company has revised page 5 of the Definitive Proxy Statement to reflect the Staff’s comment.

15.
Please add disclosure required by Item 22(a)(3)(v) of Schedule 14A if applicable.

Response: The Company respectfully advises the Staff on a supplemental basis that no disclosure is required by Item 22(a)(3)(v) of Schedule 14A.

16.
Please confirm that all of the information required by Item 22(c)(5) of Schedule 14A is included in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that all of the information applicable to the Company and required by Item 22(c)(5) of Schedule 14A is included in the Preliminary Proxy Statement and the Definitive Proxy Statement.

17.
On a supplemental basis, please advise if the Adviser or any affiliate of the Adviser will monetarily benefit from the Transaction beyond what is disclosed in the Preliminary Proxy Statement. If so, please update the disclosure to reflect such monetary benefits.

Response: The Company respectfully advises the Staff on a supplemental basis that there are no monetary benefits to the Adviser or any affiliate of the Adviser other than those described in the Preliminary Proxy Statement.

18.
The Staff refers to the following disclosure: “In addition, the Adviser expects that, immediately following the consummation of the Transaction, its investment process will not change, and does not anticipate immediate changes to the Company’s investment objective, investment strategies or investment portfolio as a result of the Transaction.” The Staff notes that elsewhere in the Preliminary Proxy Statement, the Company discloses that there will be no changes to the Company’s investment objective and investment strategies, or the Adviser’s investment process (e.g., “Under the terms of the New Advisory Agreement, VCC Advisors will continue to manage the day-to-day operation of and provide investment advisory services to the Company in accordance with its investment objective, policies and restrictions, and will continue to be responsible for…”). Please revise the disclosure to be consistent and describe any material changes.

Response: The Company has revised page 5 of the Definitive Proxy Statement to reflect the Staff’s comment.

19.
The Staff refers to the following disclosure: “In addition, the advisory fees payable by the Company to the Adviser and expenses of the Company are not expected to change as result of the Transaction or entering into the New Advisory Agreement.” The Staff notes that elsewhere in the Preliminary Proxy Statement, the Company discloses that the advisory fees payable by the Company will not change. Please conform the disclosure to be consistent. If there are no material changes, please state that there are no material changes or it is identical, whichever is most accurate.

Response: The Company has revised page 5 of the Definitive Proxy Statement to reflect the Staff’s comment.

20.
Please explain why the expected closing date of the Transaction is in brackets in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that, at the time of filing the Preliminary Proxy Statement, Varagon and Man Group were in the process of determining the logistics related to the closing of the Transaction and had not yet determined the exact date on which the closing would occur. While the expectation at such time was that the closing would occur in early September, a more specific date had not been determined. Since that time, it has been determined that the Transaction will close on or about September 7, 2023. The Company has updated the disclosure on page 5 of the Definitive Proxy Statement to reflect the foregoing.

21.
The Staff refers to the following disclosure: “The New Advisory Agreement is identical to the Existing Advisory Agreement, including with respect to advisory fees, except that the initial term will begin upon the execution of the New Advisory Agreement and certain non-substantive changes.” Please revise the reference to “non-substantive changes” to “non-material changes.”

Response: The Company has revised the disclosure on page 5 of the Definitive Proxy Statement in accordance with the Staff’s comment.

22.
Under the heading entitled “Information Regarding VCC Advisors and the Transaction,” please add the disclosure required by Item 22(c)(10) of Schedule 14A, if applicable.

Response: The Company respectfully advises the Staff on a supplemental basis that the disclosure required by Item 22(c)(10) of Schedule 14A is not applicable.

23.
The Staff refers to the following disclosure: “While the Company’s core investment and management function will not change following the consummation of the Transaction, the Company expects it will be able to leverage

Man Group’s global brand recognition and relationships to accelerate the Company’s fundraising targets and to receive financing terms more favorable than the Company’s current financing terms.” Please clarify what the Company means by “core investment and management functions.” Please describe any material changes to the foregoing. If there are no material changes, please disclose that there are no material changes or state the investment and management functions will be identical.

Response: The Company respectfully advises the Staff on a supplemental basis that “core investment and management functions” does not have a particular meaning and was simply intended to refer to the “primary” or “principal” investment and management functions. The Company has deleted the word “core” and added an affirmative statement noting that the Company’s investment and management functions will be not materially change on page 6 of the Definitive Proxy Statement.

24.
Please advise if the management structure of the Adviser, including its investment committee, will change as a result of the Transaction. If so, please provide the disclosure as required by Item 22(c)(5) of Schedule 14A.

Response: The Company respectfully advises the Staff on a supplemental basis that there will be no changes to the management structure of the Adviser, including its investment committee, as a result of the Transaction.

25.
On a supplemental basis, please confirm whether the last date that the Company’s securityholders voted on the existing investment advisory agreement was March 8, 2022.

Response: The Company respectfully advises the Staff on a supplemental basis that the last date that the Company’s securityholders voted on the existing investment advisory agreement was March 8, 2022.

26.
The Staff refers to the following disclosure under the heading entitled “Adviser Fees”: “The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders.” Please revise the reference to “shareholders” to “common shareholders.”

Response: The Company has revised the disclosure on page 7 of the Definitive Proxy Statement to reflect the Staff’s comment.

27.
The Staff refers to the following disclosure under the heading entitled “Interim Advisory Agreement”: “The terms of the Interim Advisory Agreement are substantially the same as the Existing Advisory Agreement, except for the date and certain provisions that are required by Rule 15a-4 under the 1940 Act.” Instead of describing the Interim Advisory Agreement as “substantially the same” as the Existing Advisory Agreement, please disclose that they are identical or materially the same, whichever is most accurate.

Response: The Company has revised the disclosure on page 9 of the Definitive Proxy Statement to reflect the Staff’s comment.

28.
Under the heading entitled “Interim Advisory Agreement,” please revise the disclosure to clarify that the compensation to be received under the interim contract is no greater than the compensation the adviser would have received under the previous contract as required by Rule 15a-4(b)(2)(i) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, please revise the disclosure to provide that the board of directors, including a majority of the directors who are not interested persons, determined that the scope and quality of services to be provided to the Company under the interim contract will be at least equivalent to the scope and quality of services provided under the previous contract as required by Rule 15a-4(b)(2)(ii) under the 1940 Act. Please also revise disclosure to disclose that the interim contract provides that the Board or a majority of the Company’s outstanding voting securities may terminate the interim contract at any time, without the payment of any penalty, on not more than 10 calendar days' written notice to the investment adviser as required by Rule 15a-4(b)(2)(iii).

Response: The Company has revised the disclosure on pages 9-10 of the Definitive Proxy Statement to reflect the Staff’s comment.

29.
Under the heading entitled “Interim Advisory Agreement,” please clarify the escrow account is an interest-bearing escrow account and identify the applicable entity that will be servicing the escrow account (e.g., a bank or custodian).

Response: The Company has revised the disclosure on page 9 of the Definitive Proxy Statement to reflect the Staff’s comment.

30.
The Staff refers to the following disclosure: “If the Company’s shareholders approve the New Advisory Agreement by the end of the 150-day period, the compensation (plus interest) payable by the Company under the Interim Advisory Agreement will be paid to VCC Advisors. If the New Advisory Agreement, however, is not approved, only the lesser of the costs incurred (plus interest) by VCC Advisors or the amount in the escrow account (including interest) will be paid to VCC Advisors.” Please revise the foregoing disclosure to refer to the precise words used in Rule 15a-4(b)(2)(vi)(B)-(C) under the 1940 Act.

Response: The Company has revised the disclosure on pages 9-10 of the Definitive Proxy Statement to reflect the Staff’s comment.

31.
On a supplemental basis, please confirm that the Board satisfies the fund governance standards as required by Rule 15a-4(b)(2)(vii) under the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that the Board satisfies the fund governance standards as required by Rule 15a-4(b)(2)(vii) under the 1940 Act.

32.
Please confirm that no additional disclosure is required by Item 22(c)(14) of Schedule 14A, other than that what the Company has disclosed in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that there are no additional disclosures required by Item 22(c)(14) of Schedule 14A, other than what the Company has disclosed in the Preliminary Proxy Statement.

33.
Please confirm that no additional disclosure is required by Item 22(c)(13) of Schedule 14A, other than that what the Company has disclosed in the Preliminary Proxy Statement.

Response: The Company respectfully advises the Staff on a supplemental basis that there are no additional disclosures required by Item 22(c)(13) of Schedule 14A, other than what the Company has disclosed in the Preliminary Proxy Statement.

34.
Please enhance the disclosure relating to the Board’s consideration of the new investment advisory agreement to provide more detail about the Board’s specific conclusions with respect to the factors that it considered consistent with the requirements and instructions under Item 22(c)(11) under Schedule 14A. In addition, please enhance the disclosure to describe any adverse factor of the Transaction that the Board considered and how the Board evaluated such adverse factor. If there were no adverse factors that the Board considered, please supplement note this for the Staff.

Response: The Company has revised the disclosure on page 11 of the Definitive Proxy Statement to reflect the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that there were no adverse factors that were considered by the Board.

35.
With respect to the Company’s response to the Staff’s comment #7, the Staff objects to the methodology that the Company used for completing both tables under the heading entitled “Securities Ownership of Certain Beneficial Owners and Management.” However, the Staff is the not pursuing this matter further.

Response: The Company respectfully acknowledges and appreciates the Staff’s comment.

36.
In the third paragraph under the heading entitled “Background,” please disclose whether there are any material changes to the Company’s fundamental investment restrictions, fundamental policies, principal strategies, and principal risks.

Response: The Company has revised page 5 of the Definitive Proxy Statement to reflect the Staff’s comment.

37.
The Staff refers to the following disclosure: “The New Administration Agreement will be substantially identical to the Existing Administration Agreement.” Please describe any material changes to the New Administration Statement. If there are no material changes, please revise the disclosure to state that the New Administration Agreement is identical or materially identical to the Existing Administration Agreement, whichever is most accurate.

Response: The Company has revised page 10 of the Definitive Proxy Statement to reflect the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0278 or at PayamSiadatpour@eversheds-sutherland.us.

Sincerely,

/s/ Payam Siadatpour

Payam Siadatpour

cc: Sara Sabour, Esq., Eversheds Sutherland (US) LLP